Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
February 5, 2013	NYSE: SLW

SILVER WHEATON ACQUIRES GOLD STREAMS FROM
VALE’S SALOBO AND SUDBURY MINES

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX, NYSE:SLW) is pleased to announce that it has entered into a binding term sheet to acquire from a subsidiary of Vale S.A. ("Vale") (NYSE:VALE) an amount of gold equal to 25% of the life of mine gold production from its Salobo Mine, located in Brazil, as well as 70% of the gold production, for a 20-year term, from certain of its Sudbury Mines located in Canada.

The Company will pay Vale total cash consideration of US$1.90 billion, plus 10 million Silver Wheaton warrants with a strike price of US$65 and a term of 10 years1. US$1.33 billion will be paid for 25% of the gold production from Salobo, while US$570 million will be paid for 70% of the Sudbury gold production. In addition, Silver Wheaton will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment from 2016 for Salobo) and the prevailing market price, for each ounce of gold delivered under the agreement.

TRANSACTION HIGHLIGHTS

  Provides immediate cash flow and enhances Silver Wheaton’s growth profile

  Silver Wheaton will receive 25% of the gold production from Vale’s newly constructed and currently expanding Salobo mine, and 70% of the gold production from certain of its Sudbury mines;

  This immediately increases Silver Wheaton's production and cash flow profile by adding expected average gold production of 110 thousand ounces per year over the next 20 years (5.9 million silver equivalent ounces2), which includes approximately 60 thousand ounces per year from Salobo and approximately 50 thousand ounces per year from Sudbury.

  Excellent expansion and exploration potential exist for both Salobo, which currently has an extensive reserve base and good depth and strike potential, and Sudbury, which currently has the Totten mine in start-up and the Victor development project.

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[1]	The issue of the warrants is subject to receipt of all requisite regulatory approvals including the Toronto Stock Exchange and the New York Stock Exchange.
[2]	Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

  Significantly increases Silver Wheaton’s exposure to gold

  The addition of the Vale streams will increase Silver Wheaton’s percentage of revenue generated from gold production over the next five years from an average of 12% to a peak of around 25%.

  Adds another world-class partner and further endorses the competitiveness of Silver Wheaton’s streaming model

  Vale is the world’s largest producer of iron ore and one of the largest mining companies in the world, having a market capitalization of over $100 billion.

  The use of precious metal streaming by Vale further validates the benefits of streaming in unlocking the value of by-product precious metals production.

  Increases Silver Wheaton’s organic growth profile

  With the addition of these streams, Silver Wheaton is also pleased to announce its updated production guidance. In 2013, Silver Wheaton forecasts 33.5 million ounces of silver equivalent production2 (including 145 thousand ounces of gold). In 2017, the Company forecasts 53 million ounces of silver equivalent production2 (including 180 thousand ounces of gold), which represents an increase of over 80% from 2012.

“Partnering with Vale on two new gold streams represents a significant step forward for Silver Wheaton and for the streaming model as a whole. Not only does Silver Wheaton gain accretive gold ounces to further grow and diversify our company, but the precious metals streaming model has now been further endorsed by another one of the world’s preeminent mining companies,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “Silver Wheaton is a proud Canadian company, and we are also excited to be adding another asset based here in Canada, our second one in less than a year.”

“While we have traditionally focused on silver, we have never been averse to strategically adding ‘the right’ gold streams to our portfolio. The world-class nature of the Sudbury operations and the Salobo mine, with its exciting expansion and exploration potential, along with the quality of Vale as an operating partner, convinced us that these assets would be ideal additions to Silver Wheaton’s portfolio. Consistent with the mines underlying our existing streaming portfolio, the precious metal coming from both of these assets is produced as a byproduct and represents only a small fraction of the overall economics of the mining operations. While we will continue to believe there are a significant number of streaming opportunities in the silver space, we are also open to layering more high-quality gold streams into our portfolio.”

“Vale has a history of mining success spanning decades, and we are confident that Salobo and Sudbury will deliver substantial long-term value to both companies’ shareholders. These gold streams will significantly increase Silver Wheaton’s overall growth profile, which, given our unique dividend policy, should also translate directly into dividend growth.”

TRANSACTION TERMS

Silver Wheaton has agreed to acquire from a subsidiary of Vale 70% of the gold production from certain of Vale’s Sudbury mines for a term of 20 years, and, through Silver Wheaton’s wholly owned subsidiary Silver Wheaton (Caymans) Ltd., 25% of the life of mine gold production from Vale’s Salobo mine. Production will accrue retroactively to Silver Wheaton as of January 1, 2013.

The term sheet remains subject to negotiation and execution of definitive agreements consistent with the terms of the term sheet, and to approval by the Vale S.A. board of directors. Vale S.A. has obtained approval of its Executive Committee of the Board and all other necessary internal committee approvals.

Upon closing, Silver Wheaton will pay Vale total cash consideration of US$1.90 billion, plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of US$65, and a 10 year term. In addition, the Company will make ongoing payments of the lesser of US$400 (plus an annual inflation adjustment starting in 2016 for the Salobo stream) and the prevailing market price, for each ounce of gold delivered under the agreement.

Vale is in the process of expanding the mill throughput at the Salobo mine to 24 million tonnes per annum (Mtpa) from its current 12 Mtpa. If the expansion to 24Mtpa is not completed by the end 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from US$67 million up to US$400 million, dependent on timing and scale.

FINANCING THE ACQUISITION

Silver Wheaton has entered into an agreement with Scotiabank and BMO Capital Markets as Joint Lead Arrangers and Co-Bookrunners securing a commitment to underwrite two new credit facilities: (1) a US$1 billion revolving credit facility having a 5 year term; and (2) a US$1.5 billion bridge financing facility having a 1 year term. These facilities will replace the existing US$400 million revolving credit facility. Combined with cash on hand, the additional credit capacity offered by these new credit facilities provides Silver Wheaton with sufficient access to capital to fund the upfront payment while continuing its pursuit of additional accretive growth opportunities.

ABOUT THE SALOBO MINE

Vale’s Salobo mine, located in the Pará state of Brazil, is the largest copper deposit ever found in Brazil. This newly constructed, low-cost copper-gold mine began operating in May 2012 with a design throughput capacity of 12Mtpa. Vale has subsequently begun a second phase of construction to expand the mine to 24Mtpa of mill capacity by the end of 2015. During the ramp up to 24Mtpa, the mine is expected to average 45 thousand ounces attributable gold production. Salobo has reserves of over one billion tonnes with gold and copper grades of 0.43 g/t1 and 0.69 2 percent respectively, and, along with additional resources also has substantial exploration and expansion potential. The mine is well positioned relative to infrastructure and is connected to the national power grid with ample capacity for current production and future expansion.

ABOUT THE SUDBURY MINES

Vale’s Sudbury mines, located in Ontario, Canada, have an operating history going back to 1885. Sudbury is one of the largest nickel producing areas globally, and Vale's operations in Sudbury are among the largest in the world. The Sudbury gold stream covers six producing mines (the Coleman, Copper Cliff, Creighton, Garson, Stobie, and Totten mines) and one development stage project (the Victor project). From 2013 to 2015, the Sudbury mines are expected to average attributable production of approximately 30 thousand ounces as the Totten mine gradually reaches full production. Gold production is expected to peak once the high grade Victor deposit begins production. All ore bodies contain a mix of nickel, copper, platinum group metals, cobalt, gold and silver. In Sudbury, Vale also has a central concentrator, smelter and refinery, making this one of the largest integrated mining operations in the world. The combined mine life is estimated to well beyond the end of the 20 year term, based on current mineral reserves and mineral resources.

SILVER WHEATON ANNOUNCES NEW PRODUCTION GUIDANCE

With the addition of two new gold metal streams, Silver Wheaton is also pleased to present its updated one and five-year production guidance. In 2013 attributable silver equivalent production is forecast to be 33.5 million silver equivalent ounces, including 145 thousand ounces of gold3. In 2017, annual attributable production is anticipated to increase over 80% compared to 2012 levels, growing to approximately 53 million silver equivalent ounces, including 180 thousand ounces of gold1.

The addition of Sudbury and Salobo to our portfolio more than offsets the anticipated reduction in attributable production from some of the other assets in Silver Wheaton’s current streaming portfolio in 2017. Hudbay Minerals’ Constancia mine is expected to meet the completion test well before 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50%. In addition, the 10-year term contract on Capstone Mining’s Cozamin mine, acquired with Silver Wheaton’s 2009 acquisition of Silverstone, expires in April 2017.

Mr. Neil Burns, Silver Wheaton’s Vice President, Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical disclosure in this news release.

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[1]	Silver Wheaton will file a technical report for the Salobo mine within 45 days of this press release. For further details of the Salobo mineral reserves, see the tables appended to this news release.
[2]	Source is Vale’s 2011 20-F filing with the SEC available on EDGAR (www.edgarfiling.sec.gov).
[3]	Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

CONFERENCE CALL

A conference call, along with an interactive presentation, will be held on Wednesday February 6, starting at 11:00am (Eastern Time) to discuss this transaction.

To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0546
Dial from outside Canada or the US:	1-416-764-8688
Pass code:	60136108
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

A copy of the presentation can be accessed via the live webcast or can be found approximately one hour before the call on www.silverwheaton.com.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	136108
Archived audio webcast:	www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces, including 145 thousand ounces of gold1. By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces, including 180 thousand ounces of gold1. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Vale’s Sudbury and Salobo mines.

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[1]	Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

Silver Wheaton’s Reserves and Resources for Sudbury and Salobo Mines are as follows:

ATTRIBUTABLE RESERVES & RESOURCES ATTRIBUTAL TO SILVER WHEATON (1,2,3,4,5,6,8,11)

Mine	Category	Tonnage Mt	Grade Au g/t	Contained Au Moz	Process Recovery(7) %
Salobo (25%)(9)	Proven Reserves	142.1	0.45	2.06
Sudbury (70%)(10)		34.8	0.29	0.33
Salobo (25%)(9)	Probable Reserves	135.9	0.40	1.75
Sudbury (70%)(10)		26.5	0.49	0.42
Salobo (25%)(9)	Proven & Probable Reserves	278.0	0.43	3.80	66%
Sudbury (70%) (10)		61.3	0.38	0.75	81%
Total				4.55
Sudbury (70%)(10)	Indicated Resources	23.3	0.33	0.25
Salobo (25%)(9)	Inferred Resources	13.7	0.29	0.13
Sudbury (70%)(10)		18.9	0.67	0.40
Total				0.53

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.	Salobo – A technical report is being prepared, and will be filed by the Company on Sedar (www.Sedar.com) within 45 days of this news release.

b.	Sudbury – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Mineral Reserves and Mineral Resources are reported as of December 31, 2011 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

7.	Process recoveries are the average percentage of gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves and Resources are estimated using appropriate process recovery rates and commodity prices including $975 per ounce gold.

9.	A technical report for Salobo will be filed within 45 days of this news release. Inferred resources have been estimated by the Company and are contained within the current Reserve pit shell.

10.	The Company’s attributable Resources and Reserves for Sudbury have been constrained to the production expected for the 20 year term.

11.

Gold is produced as a by-product metal; therefore, the economic cut-off applied to the reporting of gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

Full Reserve and Resource tables are available on the Company’s website, www.silverwheaton.com. Updates Reserves and Resources incorporating year-end 2012 estimates will be included in the Company’s 2012 AIF.

Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com